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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

Pomeroy IT Solutions, Inc.
(Name of Issuer)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
731822102
(CUSIP Number)
August 28, 2008
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☑ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	731822102

1	NAMES OF REPORTING PERSONS Greenlight Masters Partners, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	5	SOLE VOTING POWER

NUMBER OF		990,934

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		990,934

WITH:	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	990,934

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	8.3%**

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN
**SEE ITEM 4(b).

CUSIP No.	731822102

1	NAMES OF REPORTING PERSONS Greenlight Masters GP, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	5	SOLE VOTING POWER

NUMBER OF		990,934

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		990,934

WITH:	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	990,934

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	8.3%**

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO
**SEE ITEM 4(b).

CUSIP No.	731822102

1	NAMES OF REPORTING PERSONS David Einhorn

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	U.S. Citizen

	5	SOLE VOTING POWER

NUMBER OF		990,934

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		990,934

WITH:	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	990,934

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	8.3%**

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN
**SEE ITEM 4(b).

SCHEDULE 13G
This Schedule 13G is being filed on behalf of Greenlight Masters Partners, L.P., a Delaware limited partnership (“Greenlight Fund”), Greenlight Masters GP, LLC, a Delaware limited liability company which is the general partner of Greenlight Fund (“Greenlight LLC”), and Mr. David Einhorn, the principal of Greenlight LLC (the “Principal” and collectively with Greenlight Fund and Greenlight LLC, the “Reporting Persons”).
This Schedule 13G relates to common stock, par value $0.01 (“Common Stock”), of Pomeroy IT Solutions, Inc., a Delaware corporation (the “Issuer”), acquired for the account of Greenlight Fund.
Item 1.
(a)	Name of Issuer. Pomeroy IT Solutions, Inc.

(b)	Address of Issuer’s Principal Executive Offices. 1020 Petersburg Road Hebron, Kentucky 41048
Item 2.
(a)	Name of Person Filing. This statement is being filed on behalf of each of the following persons:
(i)	Greenlight Masters GP, LLC;

(ii)	David Einhorn; and

(iii)	Greenlight Masters Partners, L.P.
(b)	Address of Principal Business Office, or, if none, Residence. The principal business office of each the Reporting Persons is 140 East 45th Street, 24th Floor, New York, New York 10017

(c)	Citizenship.
(i)	Greenlight LLC is a limited liability company organized under the laws of the State of Delaware.

(ii)	David Einhorn is a United States citizen.

(iii)	Greenlight Fund is a limited partnership organized under the laws of the State of Delaware.

(d)	Title of Class of Securities. Common Stock, par value $0.01 per share.

(e)	CUSIP Number. 731822102

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Inapplicable.
Item 4. Ownership:

Item 4(a)	Amount Beneficially Owned:
As of the date of this filing, each of the Reporting Persons may be deemed to be the beneficial owner of the following number of shares of Common Stock:
(i)	Greenlight LLC may be deemed the beneficial owner of 990,934 shares of Common Stock held for the account of Greenlight Fund.

(ii)	Mr. Einhorn may be deemed the beneficial owner of 990,934 shares of Common Stock held for the account of Greenlight Fund.

(iii)	Greenlight Fund may be deemed the beneficial owner of 990,934 shares of Common Stock held for its own account.
The filing of this Schedule 13G shall not be construed as an admission that any of the Reporting Persons is for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, the beneficial owner of any of the shares of Common Stock owned by Greenlight Fund. Pursuant to Rule 13d-4, each of the Reporting Persons disclaims all such beneficial ownership.

Item 4 (b)	Percent of Class:
The information set forth in Rows 5 through 11 of the cover page for each Reporting Person is hereby incorporated by reference into this Item 4(b) for each such Reporting Person. The denominator for determining the percentage of shares of Common Stock held by each of the Reporting Persons was 11,965,776, which is the number of shares of Common Stock outstanding as of August 6, 2008, as reported in the most recent 10-Q filed by the Issuer on August 8, 2008 with the Securities and Exchange Commission.

Item 4 (c)	Number of shares as to which each such person has voting and dispositive power:

The information set forth in Rows 5 through 11 of the cover page for each Reporting Person is hereby incorporated by reference into this Item 4(c) for each such Reporting Person.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Exhibits	Exhibit 1

Joint Filing Agreement by and among the Reporting Persons.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: September 8, 2008

Greenlight Masters GP, LLC

By:	/S/ David Einhorn

David Einhorn, Senior Managing Member

Greenlight Masters Partners, L.P.

By:	Greenlight Masters GP, LLC,
its general partner

	By:	/S/ David Einhorn

David Einhorn,
Senior Managing Member

/S/ David Einhorn

David Einhorn

EXHIBIT INDEX

Exhibit
No.	Description
Exhibit 1	Joint Filing Agreement by and among the Reporting Persons.